                                                                    EXHIBIT 99.1

                            TOWER SEMICONDUCTOR LTD.
          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 4, 2007

     Notice is hereby given that the Annual and Special General Meeting (the
"Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the
"Company"), an Israeli company, will be held at the offices of the Company,
Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel,
on Tuesday, December 4, 2007, at 11:00 a.m. (Israel time) for the following purposes:

1.   To elect seven members to the Board of Directors of the Company for the coming year.

2.   To appoint a Chairman of the Board of Directors.

3.   To approve the appointment of Brightman Almagor & Co. (a member of
     Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2007 and for the period commencing January 1, 2008 and until the next annual shareholders'
     meeting, and to further authorize the Audit Committee of the Board of
     Directors to determine the remuneration of such auditors.

4.   To approve the terms of compensation and the performance-based bonus of our chief executive officer and director Mr. Russell Ellwanger.

5.   To receive the board and management's report on the business of the Company for the year ended December 31, 2006, and to transact such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on October 26, 2007, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal
Haemek 23105, Israel, Attention: Corporate Secretary.

                                             By Order of the Board of Directors,

                                             DOV MORAN
                                             Chairman of the Board
                                             October 21, 2007

                                 PROXY STATEMENT

                            TOWER SEMICONDUCTOR LTD.
                Shaul Amor Street, Ramat Gavriel Industrial Park
                                  P.O. Box 619
                           Migdal Haemek 23105, Israel

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         To Be Held On December 4, 2007

     The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at
our Annual and Special General Meeting of Shareholders (the "Meeting") to be
held on Tuesday, December 4, 2007, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on October
26, 2007.

     As of October 15, 2007, we had outstanding 124,039,484 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

     We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 26, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

     Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

     Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the
Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box
619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

     Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the
Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to December 11,
2007 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

     Each of Proposals 1, 2, 3 and 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding
Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

                             PRINCIPAL SHAREHOLDERS

     The following table and notes thereto set forth information, as of October
15, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of
Ordinary Shares by any person who is known to own at least 5% of our Ordinary
Shares. On such date, 124,039,484 Ordinary Shares were issued and outstanding.
The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                        AMOUNT      PERCENT OF  PERCENT OF CLASS
IDENTITY OF PERSON OR GROUP            OWNED(1)      CLASS(1)    (DILUTED)(2)
---------------------------           ----------    ----------    ----------

Israel Corporation Ltd.(3)           101,231,883(4)      47.97%        26.09%

SanDisk Corporation(3)                19,866,290(5)      15.62%         5.12%

Macronix International Co. Ltd.(3)     9,682,485(6)       7.75%         2.50%

Bank Hapoalim B.M.                    32,037,960(7)      20.53%         8.26%

Bank Leumi Le-Israel B.M.             31,567,372(8)      20.29%         8.14%

--------------------------------------------------------------------------------

     (1)  Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

     (2)  Assumes that all currently outstanding securities to purchase Ordinary
          Shares, other than those that cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

     (3)  Pursuant to a shareholders agreement among Israel Corp., Alliance
          Semiconductor Corporation, SanDisk Corporation and Macronix
          International Co. Ltd., each of Israel Corp., Alliance Semiconductor
          Corporation, SanDisk Corporation and Macronix International Co. Ltd.
          may be said to have shared voting and dispositive control over approximately 36.02% of our outstanding shares.

     (4)  Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 3,000,082 shares issuable upon the exercise of currently exercisable warrants, 18,181,823 shares issuable upon conversion of debentures and 65,789,474 shares issuable upon conversion of equity equivalent convertible capital notes.

     (5)  Based on information provided by SanDisk, represents 16,684,472 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

     (6)  Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

     (7)  Based on information provided by Bank Hapoalim B.M., represents
          25,986,842 shares issuable upon conversion of equity equivalent convertible capital notes and 6,051,118 shares issuable upon exercise of currently exercisable warrants, of which, 448,298 currently exercisable warrants are held by Tarshish Hahzakot Vehashkaot Hapoalim
          Ltd., a subsidiary of Bank Hapoalim B.M.

     (8)  Based on information provided by Bank Leumi Le-Israel B.M., represents
          25,986,842 shares issuable upon conversion of equity equivalent convertible capital notes and 5,580,530 shares issuable upon exercise of currently exercisable warrants.

     Pursuant to a shareholders agreement dated January 18, 2001, among Israel
Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the
Israel Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January
2008, to maintain minimum shareholdings. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company's securities, other than the Company's securities held directly by such party, nor that any such shareholder or other persons or entities constitute a "group", for purposes of Section 13(d) of the
Securities Exchange Act of 1934 and the rules promulgated thereunder.

           MATTERS RELATING TO THE ANNUAL AND SPECIAL GENERAL MEETING

     At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

     Our Board of Directors is currently comprised of nine members, seven of whom are elected to the Board of Directors until our next annual meeting and two of whom are Independent and External Directors who are appointed by our shareholders for fixed terms. The Board of Directors has nominated the seven directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

     If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

     Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

     DOV MORAN has served as our Chairman of the Board since January 2007. Mr.
Moran is a founder of msystems Limited and served as President, Chief Executive
Officer and Chairman of the Board of Directors of msystems from 1989 to
September 2006. During such period, Mr. Moran also served on the Board of
Directors of certain subsidiaries of msystems. msystems recently merged with
SanDisk Corporation (Nasdaq: SNDK), one of our wafer partners. From 1984 to
1989, Mr. Moran worked as an independent consultant in the computer industry and contributed to the establishment of, among others, Comsec Ltd. (Tel Aviv: CMSC)
and the development of HASP (a product sold by Aladdin Knowledge Systems Ltd.
(Tel Aviv: ALDN; Nasdaq: ALDN)). From 1977 to 1984, Mr. Moran served in the
Israeli Navy and was director of its microprocessors department. Mr. Moran holds a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion,
Israel Institute of Technology.

     RUSSELL C. ELLWANGER has served as the Company's Chief Executive Officer and director since May 2005. From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice
President, General Manager of the Applied Global Services (AGS), from 2004 to
2005, Group Vice President, General Manager of the CMP and Electroplating
Business Group, from 2002 to 2004. Mr. Ellwanger also served as Corporate Vice
President, General Manager of the Metrology and Inspection Business Group, from
2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr.
Ellwanger served as Vice President of Applied Materials' 300-mm Program Office,
USA. Mr. Ellwanger served as General Manager of Applied Materials' Metal CVD
Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as
Managing Director of CVD Business Development, during which he was based in
Singapore. In addition, Mr. Ellwanger held various managerial positions in
Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to
1992.

     NIR GILAD has served as the Company's director since May 2007. Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007; he previously served as Vice-Chief Executive Officer of the Israel Corporation from
May 2006 to May 2007. From 2004-2006, Mr. Gilad served as vice-Chief Executive
Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive
Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital
Markets Ltd. In addition, from 1999-2003, Mr. Gilad served as General
Comptroller of the Treasury Office of the State of Israel. Throughout the years,
Mr. Gilad was a member and chairman of several boards of directors. Mr. Gilad holds a B.A. in Economics and Agricultural Management in Natural Sciences from the Hebrew University of Jerusalem and an M.A. in business administration from
Bar Ilan University.

     DR. ELI HARARI has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari served as
President and Chief Executive Officer and as a Director of SanDisk Corporation
from its inception in 1988 until May 2006, and currently serves as Chief
Executive Officer and Chairman of the Board of SanDisk. Dr. Harari is a pioneer in non-volatile semiconductor storage with more than 100 U.S. and foreign patents and numerous technical articles and has more than 30 years of experience in the electronics industry. His extensive operational and technological development experiences include co-founding Waferscale Integration, overseeing the development and transfer into production of Intel Corporation's first-generation stepper and dry etch technology, and technical management positions at Hughes Aircraft and Honeywell, Inc. He holds an M.A. and Ph.D. in
Solid State Sciences from Princeton University and a B.S. (Honors) degree in
Physics from Manchester University.

     MIIN WU has served as a director since January 2001. Mr. Wu serves as
Chairman and Chief Executive Officer and an Executive Director of Macronix
International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from
National Cheng-Kung University in Taiwan as well as an M.S. in Material Science
& Engineering from Stanford University.

     KALMAN KAUFMAN has served as a director and as a member of the Company's
Audit Committee since August 2005. Mr. Kaufman also served as Corporate Vice
President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr.
Kaufman served as President of KLA Instruments Israel, a company he founded, and
General Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the
Chairman of Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion - Israel Institute of
Technology.

     RON MOSKOWITZ has served as the Company's director since October 2007 as a representative of the Israel Corporation. From July 2002 until November 2007,
Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of
Amdocs Limited. From 1998 until July 2002, Mr. Moskovitz served as Vice
President of Finance of Amdocs Limited. Between 1994 and 1998, Mr. Moskovitz
served in various senior financial positions at Tower Semiconductor Ltd. Mr.
Moskovitz is a certified public accountant in Israel. He holds a B.A. in accounting and economics from Haifa University and an MBA from Tel-Aviv
University.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED THAT MR. DOV MORAN, MR. RUSSELL C. ELLWANGER, MR. NIR GILAD, DR.
     ELI HARARI, MR. MIIN WU, MR. KALMAN KAUFMAN AND MR. RON MOSKOWITZ ARE
     HEREBY ELECTED TO SERVE AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY
     UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR RESPECTIVE
     SUCCESSORS ARE DULY ELECTED AND QUALIFIED."

     The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

                                 PROPOSAL NO. 2

            PROPOSAL TO APPOINT A CHAIRMAN OF THE BOARD OF DIRECTORS

     Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its
Chairman. The Board of Directors has nominated Mr. Dov Moran, to serve as the
Chairman of our Board of Directors until the next annual meeting of the shareholders.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED THAT THE APPOINTMENT OF MR. DOV MORAN AS THE CHAIRMAN OF THE
     BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF THE
     SHAREHOLDERS OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND QUALIFIED
     IS HEREBY APPROVED."

     The reappointment of Mr. Dov Moran as the Chairman of the Board of
Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPOINTMENT OF MR. DOV MORAN AS THE CHAIRMAN OF THE BOARD OF DIRECTORS TO SERVE
UNTIL THE NEXT ANNUAL MEETING OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND
QUALIFIED.

                                 PROPOSAL NO. 3

                       PROPOSAL TO APPROVE THE APPOINTMENT
                        OF INDEPENDENT PUBLIC ACCOUNTANT

     The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2007 and for the period commencing January 1, 2008 and until the next annual shareholders meeting. The
Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.
Subject to the authorization of our shareholders, the Audit Committee of the
Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

     A representative of Brightman Almagor & Co. will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to
Brightman Almagor & Co. for its year 2006 audit and non-audit services shall be reported to our shareholders at the Meeting.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED THAT THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. (A MEMBER OF
     DELOITTE TOUCHE TOHMATSU INTERNATIONAL) AS THE INDEPENDENT PUBLIC
     ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2007 AND FOR THE
     PERIOD COMMENCING JANUARY 1, 2008 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS
     MEETING, AND THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF
     DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE
     VOLUME AND NATURE OF THEIR SERVICES, IS HEREBY APPROVED."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the
Audit Committee to fix such auditors' remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS THAT THE
SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE
INDEPENDENT PUBLIC ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31,
2007 AND FOR THE PERIOD COMMENCING JANUARY 1, 2008, AND THE AUTHORIZATION OF THE
AUDIT COMMITTEE TO FIX SUCH AUDITORS' REMUNERATION.

                                 PROPOSAL NO. 4

             PROPOSAL TO APPROVE THE TERMS OF COMPENSATION AND THE
           PERFORMANCE-BASED BONUS OF OUR CHIEF EXECUTIVE OFFICER AND
                                    DIRECTOR

     Mr. Russell Ellwanger has served as the Company's Chief Executive Officer and director and as Chief Executive Officer and Chairman of the Board of
Directors of the Company's wholly-owned subsidiary, Tower Semiconductor USA,
Inc., since May 2005. Under Israeli law, the terms of service of officers which also serve as members of the Board of Directors of the Company and modifications to such terms of service, require the approval of the Audit Committee, Board of
Directors and shareholders of the Company, in such order.

     Each of the Audit Committee and the Board of Directors of the Company
approved:

          o    the procurement of a life insurance policy for Mr. Ellwanger that will provide coverage of up to $1,000,000;

          o    the payment to Mr. Ellwanger of an annual salary (together with social benefits) of approximately $505,950, effective as of April
               1, 2007 (an increase of 8% from his previously approved annual salary (together with social benefits));

          o    the reimbursement of Mr. Ellwanger for the difference, if any, between: (i) payments made by him, or on his behalf, to the
               Israeli tax authorities in respect of his aggregate base salary and performance-based bonuses from the Company, and (ii) the amount that he would have been required to pay to the United
               States tax authorities had he been subject to United States taxation in respect of such amounts (estimated to be
               approximately $220,000 annually);

          o    the re-imbursement of Mr. Ellwanger for expenses associated with his relocation to Israel of up to approximately $280,000 on an annual basis ;

          o    a performance-based bonus for 2007 based upon 100% of Mr.
               Ellwanger's annual salary in accordance with the Company's board approved Management Business Objectives bonus plan of the
               Company's employees.

     Except as otherwise set forth hereinabove, the terms of compensation of Mr.
Ellwanger which were previously approved by the Company's shareholders shall remain unchanged.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED TO APPROVE (I) THE TERMS OF COMPENSATION AND (II) THE
     PERFORMANCE-BASED BONUS FOR 2007, OF OUR CHIEF EXECUTIVE OFFICER AND
     DIRECTOR."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the terms of compensation and the performance-based bonus of Mr. Russell Ellwanger.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
APPROVAL OF THE TERMS OF COMPENSATION AND THE PERFORMANCE-BASED BONUS OF MR.
RUSSELL ELLWANGER.

                   REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
               DECEMBER 31, 2006 AND THE CONSOLIDATED STATEMENT OF
                         INCOME FOR THE YEAR THEN ENDED

     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December
31, 2006 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained form the Company's website at
www.towersemi.com under "Investor Relations". Copies will also be mailed to shareholders upon request to the Company at Shaul Amor Street, Ramat Gavriel
Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention:
Corporate Secretary.

                             ADDITIONAL INFORMATION

     FOREIGN PRIVATE ISSUER. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as
amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W.,
Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These
SEC filings are also available to the public on the Israel Securities
Authority's Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

     As a "foreign private issuer", we are exempt from the rules under the
Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

     ISA EXEMPTION. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the
"Israeli Securities Law"), we have received from the Securities Authority of the
State of Israel an exemption from the reporting obligations as specified in
Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park,
Migdal Haemek 23105, Israel.

                                             By Order of the Board of Directors,

                                             DOV MORAN
                                             Chairman of the Board
                                             Migdal Haemek, Israel
                                             October 21, 2007